TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2013 FINANCIAL RESULTS
(In Millions of Pesos)

•	Maritime’s revenue, operating profit and EBITDA improved in 2013 Q3 and Nine Months
•	Offshore and product tanker utilization increased to 94.9 % and 90.7%, respectively, in 2013 Q3
•	Non-strategic assets sold in 2013 Q3
•	Free cash flow positive in 2013 Q3 and Nine Months

(Mexico City, October 25, 2013) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics company, reported today its financial results for the third quarter and nine months of 2013.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Maritime had a solid performance in the 2013 third quarter, recording improved revenue, operating profit and EBITDA compared to last year’s third quarter. Additionally, our offshore fleet reached 94.9 percent utilization, maintaining utilization of over 90 percent thus far in 2013. Likewise, our product tanker fleet has sequentially improved its utilization throughout 2013, from 71.2 percent in the first quarter, to 89.6 percent in the second quarter and 90.7 percent in the third quarter.”

Serrano concluded, “With the sale of the Company’s trucking and auto hauling assets and operations, we have sharpened our focus on growing TMM’s core businesses. The sale of these non-strategic assets eliminated operating-related losses beginning in the third quarter, and will continue to lead to improved consolidated results. We will continue to work on alternatives to improve the Company’s balance sheet, while targeting new business opportunities at our Maritime and Port divisions.”

THIRD-QUARTER AND NINE-MONTH 2013 OPERATING AND FINANCIAL RESULTS
In September 2013, the Company completed the sale of its Logistics assets, which include the trucking and auto hauling operations. The Company’s warehousing services continue to be presented as discontinued operations according to IFRS 5 “Non-current assets held for sale and discontinued operations”.

Compared to the same periods of last year, consolidated revenue in the 2013 third quarter and nine months increased 6.7 percent and 8.8 percent, respectively.

Third-quarter 2013 consolidated operating profit decreased 27.0 percent to $121.8 million pesos from $166.8 million pesos in the 2012 third quarter. Nine-month 2013 consolidated operating profit declined 7.2 percent to $293.2 million pesos from $316.1 million pesos in the 2012 period.

Third-quarter 2013 other income net of $25.6 million pesos mainly included a profit of $25.3 million pesos of net tax recoveries. Third-quarter 2012 other income net of $73.5 million pesos mainly included a profit of $69.0 million pesos from the acquisition of a subsidiary in January 2012 and $4.8 million pesos of net tax recoveries.

Nine-month 2013 other income net of $32.4 million pesos mainly included $28.5 million pesos of net tax recoveries and $2.8 million pesos from non-recurring fuel inventory income. Nine-month 2012 other income net of $96.0 million pesos mainly included $69.0 million pesos from the acquisition of a subsidiary in January 2012, $23.4 million pesos of cash dividends from affiliates, and $5.4 million pesos of net tax recoveries, partially offset by a $1.5 million pesos reserve for expenses associated with an arbitrage at the Maritime division.

Excluding the above, non-recurrent events, consolidated operating profit in the 2013 third quarter improved to $96.1 million pesos compared to $93.3 million pesos in the same period of 2012, and in the 2013 nine months increased to $260.8 million pesos compared to $220.1 million pesos in the 2012 period. These improvements were driven by higher operating profit at Maritime in both 2013 reported periods compared to the same periods of 2012.

Third-quarter 2013 consolidated EBITDA was $268.1 million pesos, down 15.3 percent from $316.5 million pesos in the same period last year. Nine-month 2013 consolidated EBITDA decreased 2.4 percent to $733.5 million pesos from $751.7 million pesos in the same period last year.

Net interest expense was $206.9 million pesos in the 2013 third quarter and $625.0 million pesos in the 2013 nine months. EBITDA minus interest expense resulted in free cash flow of $61.2 million pesos in the 2013 third quarter and $108.5 million pesos in the 2013 nine months.

Third-quarter 2013 Maritime revenue improved 10.1 percent compared to the prior-year third quarter due to improved revenue at all business segments except for the shipyard, which reported a weaker revenue mix compared to the 2012 third quarter. As of September 30, 2013, Maritime’s backlog was $1,609.4 million pesos.

Comparing the nine months of 2013 with the same period of 2012, Maritime revenue improved 9.3 percent mainly due to: a 7.8 percent revenue increase at offshore due to higher utilization; a 25.1 percent revenue improvement at chemical tankers as a result of operating one additional leased vessel during the 2013 first quarter and half of the second quarter to service higher freight volumes; 21.8 percent revenue growth at harbor tugs due to an improved revenue mix; and a 4.3 percent revenue increase at product tankers due to an improved revenue mix attributable to operating one vessel in the spot market in the second and third quarter of 2013. Higher revenue was partially offset by a 22.3 percent revenue reduction at the shipyard. Despite the shipyard business reporting lower revenue in the year-over-year comparisons, revenue has sequentially improved during 2013, from $6.9 million pesos in the first quarter, to $9.8 million pesos in the second quarter and $18.4 million pesos in the third quarter.

Third-quarter 2013 Maritime operating profit grew 7.3 percent compared to third quarter 2012. This increase was partially offset by profit reductions: at offshore, mainly due to additional operating costs; at chemical tankers attributable to having one vessel in dry dock; and at the shipyard due to reduced revenue.

Nine-month 2013 Maritime operating profit increased 14.7 percent mainly due to improved revenue at offshore and at harbor tugs compared to the same period of 2012.

Third-quarter Maritime EBITDA grew 3.5 percent to $289.1 million pesos compared to $279.4 million pesos in the same period of last year. In the 2013 nine months, Maritime’s EBITDA increased 7.8 percent to $823.3 million pesos compared to $763.8 million pesos in the prior-year period.

Third-quarter 2013 Ports and Terminals revenue decreased 14.9 percent compared to the 2012 third quarter mainly attributable to a revenue loss at the automotive segment from a client that this division had in third quarter last year, and to a revenue decline at Acapulco due to lower automobile export volumes compared to the third quarter of 2012. This decline was partially compensated by higher revenue at maintenance and repair mainly due to a 51.6 percent volume increase at the Veracruz facility compared to the third quarter of 2012, and at this division’s multipurpose terminal in Tuxpan, which benefitted from a gravel shipment in the 2013 third quarter that contributed $9.1 million pesos of revenue.

Nine-month 2013 Ports and Terminals revenue improved 6.8 percent, mainly attributable to higher revenue at maintenance and repair and at the multipurpose terminal in Tuxpan, partially offset by lower revenue in the automotive segment in the 2013 third quarter.

Third-quarter and nine-month 2013 Ports and Terminals operating profit decreased 47.9 percent and 23.7 percent, respectively, compared to the same periods of 2012, mainly attributable to reduced revenue at the automotive segment and at Acapulco in the 2013 reported periods compared to the same periods of 2012.

DEBT
As of September 30, 2013, TMM’s total net debt was $9,781.3 million pesos. In the 2013 nine months, the Company paid accrued interest of $784.9 million pesos and a capital prepayment of $5.0 million pesos for its Trust Certificates debt. Of TMM’s total debt, only $247.9 million pesos, or 2.3 percent, is short term.

Total Net Debt
– Millions of Pesos –

	As of 12/31/12	As of 09/30/13
Mexican Trust Certificates (1)	$9,839.8	$9,681.7
Other Corporate Debt	984.0	892.9
Total Debt	$10,823.8	$10,574.6
Cash	1,089.0	793.3
Net Debt	$9,734.8	$9,781.3

(1) 20-year term, non- recourse to the Company and rated “AA” by HR Ratings de México

Headquartered in Mexico City, TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of maritime services, port management and logistics. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos –

	September 30,	December 31,
	2013	2012

Current assets:
Cash and cash equivalents	793.3	1,089.0
Accounts receivable
Accounts receivable - Net	492.1	386.7
Other accounts receivable	210.9	201.9
Prepaid expenses and others current assets	186.8	160.0
Non-current assets held for sale	148.5	528.4
Total current assets	1,831.5	2,366.0
Property, machinery and equipment	12,015.3	12,111.7
Cumulative Depreciation	(3,157.3)	(2,822.2)
Property, machinery and equipment - Net	8,858.0	9,289.5
Other assets	340.2	347.8
Deferred taxes	977.4	941.9
Total assets	12,007.1	12,945.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	247.9	332.6
Suppliers	238.8	235.8
Other accounts payable and accrued expenses	701.6	555.5
Liabilities directly associated with non-current assets held for sale	101.8	469.1
Total current liabilities	1,290.2	1,593.0
Long-term liabilities:
Bank loans	691.0	799.5
Trust certificates debt	9,635.7	9,691.7
Other long-term liabilities	206.7	202.3

Total long-term liabilities	10,533.4	10,693.5
Total liabilities	11,823.6	12,286.5

Stockholders´ equity
Common stock	2,169.9	2,169.9
Retained earnings	(2,605.2)	(2,126.9)
Revaluation surplus	846.8	846.8
Initial accumulated translation loss	(247.7)	(247.7)
Cumulative translation adjusted	(43.0)	(43.0)
	120.9	599.2
Minority interest	62.6	59.6
Total stockholders´ equity	183.5	658.8

Total liabilities and stockholders´ equity	12,007.1	12,945.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos –

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Ports and Terminals	76.6	90.0	266.4	249.4
Maritime	649.2	589.5	1,815.4	1,660.3
Corporate and others	12.7	12.7	37.9	37.9
Revenue from freight and services	738.4	692.1	2,119.7	1,947.6

Ports and Terminals	(65.4)	(70.2)	(226.7)	(200.3)
Maritime	(360.1)	(310.1)	(992.1)	(896.5)
Corporate and others	(13.5)	(13.3)	(38.4)	(38.6)
Cost of freight and services	(439.0)	(393.6)	(1,257.1)	(1,135.3)

Ports and Terminals	(3.7)	(5.4)	(11.0)	(11.6)
Maritime	(140.6)	(141.0)	(422.7)	(414.6)
Corporate and others	(2.1)	(3.3)	(6.6)	(9.4)
Depreciation and amortization	(146.4)	(149.7)	(440.3)	(435.6)

Corporate expenses	(57.0)	(55.6)	(161.5)	(156.6)
Ports and Terminals	7.5	14.4	28.7	37.6
Maritime	148.5	138.4	400.7	349.2
Corporate and others	(2.9)	(3.9)	(7.0)	(10.1)
Other (expenses) income - Net	25.6	73.5	32.4	96.0
Operating Income	121.8	166.8	293.2	316.1
Financial (expenses) income - Net	(227.5)	(233.1)	(688.3)	(692.5)
Exchange gain (loss) - Net	6.9	18.5	1.6	47.7
Net financial cost	(220.6)	(214.7)	(686.7)	(644.8)
Loss before taxes	(98.8)	(47.8)	(393.5)	(328.7)
Provision for taxes	32.4	(5.0)	(3.9)	(7.9)

Net loss before discontinuing operations	(66.4)	(52.9)	(397.5)	(336.6)
Loss from discontinuing operations	(8.2)	(45.1)	(77.8)	(118.4)
Net loss for the period	(74.6)	(97.9)	(475.3)	(455.0)

Attributable to:
Minority interest	0.2	1.9	3.0	1.0
Equity holders of GTMM, S.A.B.	(74.8)	(99.8)	(478.3)	(456.0)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.169
Income (loss) earnings per share (dollars / share)	(0.7)	(1.0)	(4.7)	(4.5)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(0.7)	(1.0)	(4.7)	(4.5)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos –

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Cash flow from operation activities:
Net loss for the period	(74.6)	(97.9)	(475.3)	(455.0)
Charges (credits) to income not affecting resources:
Depreciation & amortization	180.1	216.0	559.6	593.2
Other non-cash items	218.5	128.4	646.3	578.2
Total non-cash items	398.7	344.4	1,205.9	1,171.4
Changes in assets & liabilities	(27.2)	(51.9)	(124.8)	(110.5)
Total adjustments	371.5	292.4	1,081.1	1,060.9
Net cash provided by operating activities	296.9	194.5	605.8	605.9

Cash flow from investing activities:
Proceeds from sales of assets	66.1	13.6	94.2	34.2
Payments for purchases of assets	(7.1)	(151.4)	(22.3)	(242.5)
Net cash provided by (used in) investment activities	59.0	(137.9)	71.9	(208.3)

Cash flow provided by financing activities:
Short-term borrowings (net)	6.9	(1.1)	(0.3)	2.7
Repayment of long-term debt	(474.3)	(221.7)	(977.3)	(732.3)
Proceeds from issuance of long-term debt		166.8	3.4	204.7
Net cash used in financing activities	(467.4)	(56.0)	(974.2)	(524.8)
Exchange losses on cash	1.0	(5.1)	0.7	(13.6)
Net increase (decrease) in cash	(110.6)	(4.4)	(295.7)	(140.8)
Cash at beginning of period	903.8	939.3	1,089.0	1,075.7
Cash at end of period	793.3	934.9	793.3	934.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.